UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Vicor Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

925815102

(CUSIP Number)

December 31, 2003**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This constitutes a late filing indicating that the reporting person has ceased to be the beneficial owner of more than five percent of the subject class of securities as of December 31, 2003.

CUSIP No. 925815102

1.	Names of Reporting Persons.

David R. Wilmerding, III

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3. SEC Use Only

4.	Citizenship or Place of Organization...USA

Number of Shares	5. Sole Voting Power...138,500 shares

Beneficially	6. Shared Voting Power...1,259,305 shares
Owned By

Each Reporting	7. Sole Dispositive Power...138,500 shares

Person With:	8. Shared Dispositive Power...1,259,305 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,397,805 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 4.65%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer

Vicor Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

25 Frontage Road, Andover, MA 01810, United States

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if none, Residence

David R. Wilmerding, III
1119 St. Paul Street
Baltimore, MD 21202

Item 2(c).	Citizenship

USA

Item 2(d).	Title of Class of Securities

The title of the securities is common stock, $.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 925815102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with
§ 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §
240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

Item 4.     Ownership.

(a)	Amount beneficially owned: 1,397,805 shares of Common Stock.

(b)	Percent of class: 4.65%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 138,500

(ii)	Shared power to vote or to direct the vote: 1,259,305

(iii)	Sole power to dispose or to direct the disposition of: 138,500

(iv)	Shared power to dispose or to direct the disposition of: 1,259,305

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☑.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.     Identification and Classification of Members of the Group

Not Applicable

Item 9.     Notice of Dissolution of Group

Not Applicable

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2005

/s/ David R. Wilmerding, III
David R. Wilmerding, III

Page 5 of 5 Pages